IN THE CIRCUIT COURT FOR THE NINTH JUDICIAL CIRCUIT,
IN AND FOR ORANGE COUNTY, FLORIDA

| | |
|---|---|
| STARBOARD VALUE LP, | |
| PLAINTIFF, | CASE NO.: |
| VS. | COMPLEX BUSINESS LITIGATION |
| DARDEN RESTAURANTS, INC., | |
| DEFENDANT. | |

## VERIFIED COMPLAINT

Starboard Value LP and its affiliates (collectively, "Starboard"), by and through its undersigned counsel, assert this action against Defendant Darden Restaurants, Inc. ("Darden" or the "Company"). Starboard makes the following allegations upon personal knowledge as to itself and on information and belief (including the investigation of counsel and a review of publicly available information) as to all other matters.

## SUMMARY OF ACTION

1.    This is an action pursuant to Fla. Stat. § 607.1604 of the Florida Business Corporations Act seeking an order compelling Darden to provide Starboard with certain books and records for purposes of inspection and copying. On June 5, 2014, after months of maneuvers by Darden's incumbent Board to thwart Darden shareholders from exercising a voice in corporate affairs, Starboard served a demand for books and records on Darden pursuant to Fla. Stat. § 607.1602

(the "June 5 Demand"). Since that time, Starboard has attempted to negotiate the conditions for Darden to turn over the requested records, even going so far as to narrow its request voluntarily in an effort to get to resolution. Despite these efforts, and Starboard's legally valid purposes for making the Demand, Darden has refused to provide books and records.

2.    Starboard's books and records request stems primarily from events surrounding Darden's announced sale of its Red Lobster restaurant chain. In December 2013, Darden announced that it would seek to spin-off or sell Red Lobster. Starboard, a large Darden shareholder, along with other shareholders, investment professionals, and the market more generally, reacted negatively to this announcement. Starting in February 2014, Starboard commenced a consent solicitation to call a special meeting of Darden's shareholders to opine on the proposed Red Lobster separation. In April 2014, Starboard announced that it had received consents from holders of 57% of Darden's outstanding stock to call the special meeting.

3.    Notwithstanding this shareholder demand, Darden never scheduled the special meeting. Instead, on May 16, 2014, in disregard of the expressed will of its shareholders, Darden announced that it had agreed to sell Red Lobster to a San Francisco-based private equity firm. The terms of the transaction appear to

make little economic sense – Darden has practically given away an iconic restaurant brand for little more than the value of its underlying real estate.

4. Starboard served the June 5 Demand for the overriding purpose of understanding the process and rationale behind the proposed sale of Red Lobster. In particular, Starboard wants this information to: (1) investigate potential mismanagement, wrongdoing and/or corporate waste in connection with the proposed sale in the course of evaluating whether to bring an action to enjoin the sale or for breach of fiduciary duty against Darden's current Board of Directors (the "Board") and management; and (2) assist it in a potential proxy contest against the Board. These are appropriate purposes for making a books and records demand under Florida law.

5. After serving the June 5 Demand, Starboard attempted to negotiate reasonable terms for production of the Darden books and records. At one point, Starboard agreed voluntarily to narrow its requests in an attempt to advance the process. Darden, however, proved intransigent, ultimately demanding that Starboard not only refrain from disclosing any books and records it provided, but also refrain from disclosing any views or opinions derived from the books and records. This demand to suppress Starboard's views and opinions as a condition of providing books and records is infeasible in practice. This demand left Starboard no choice but to seek legal recourse.

6.     Since Darden announced that it was planning to sell Red Lobster, Darden's shareholders have seen their investment fall in value by several hundred million dollars. Darden disregarded its shareholders' desire to provide input on the deal, and failed to explain with any coherence the process or rationale behind a deal that is both suspect in motive and makes no economic sense. In fact, Darden did not even hold a conference call following the announcement of the sale, as is typical of public companies that announce major transactions. Darden should not be allowed to hide information regarding a deal of this magnitude which has had such negative consequences for its shareholders. Starboard is accordingly entitled to inspect the requested books and records, which should be provided to Starboard on an expedited basis under Florida law.

## JURISDICTION AND VENUE

7.     This Court has jurisdiction over all causes of action asserted herein pursuant to Fla. Stat. § 607.1604. This Court has jurisdiction over Darden because it is a public corporation incorporated under the laws of the State of Florida.

8.     This forum is proper because this action involves issues of Florida corporate law and is therefore suitable for adjudication before the Ninth Judicial Circuit's Complex Litigation (Business Court) Subdivision. Darden has adopted a bylaw designating the Ninth Judicial Circuit's Complex Litigation (Business Court)

Subdivision as the exclusive forum for hearing disputes involving Darden arising out of Florida law.

## THE PARTIES

9.     Plaintiff Starboard is a deep value-oriented investment firm that specializes in investing in underperforming companies and analyzing alternative strategies to unlock value for the benefit of all shareholders.  Starboard beneficially owns over 9.9 million shares of common stock of Darden and is one of the Company's largest shareholders.  Starboard has voting and dispositive power over all such shares.  Starboard owned the majority of these shares as of the date of delivery of the June 5 Demand it served on Darden pursuant to Fla. Stat. § 607.1602 and has owned them continuously since that time.

10.     Defendant Darden is a Florida corporation with its principal place of business at 1000 Darden Center Drive, Orlando, Florida.  Darden is one of the world's largest full service restaurant companies.  Darden owns and operates more than 2,100 restaurants under nine different brands.  The two largest brands are Olive Garden and Red Lobster, which have represented 72% of Darden's annual revenues.  Unlike its peers, Darden also owns substantial real estate assets, including the land and buildings of approximately 1,048 restaurants and the buildings on an additional 802 ground-leased sites.

11.    Darden's common stock is publicly traded on the New York Stock Exchange under the ticker symbol DRI.  Clarence Otis, Jr. has served as the Chairman of Darden's Board since November 2005 and as Darden's CEO since November 2004.

## SUBSTANTIVE ALLEGATIONS

**A.    DARDEN'S MISMANAGEMENT PRIOR TO THE PROPOSED SALE OF RED LOBSTER**

12.    Darden's stock price has materially underperformed both the broader equity markets and its closest direct competitors over the last one, three and five years.  Indeed, Darden's stock has underperformed its peers by approximately 300% over the five years prior to March 2014.  Since management and the Board decided to sell Red Lobster on May 16, 2014, Darden's stock price has underperformed peers by approximately 16%.  From 2009 through 2013, Red Lobster's EBITDA margins have declined due to same store sales declines and significant increases in operating expenses.

13.    From the time he became CEO in 2004 until December 2013, Mr. Otis and the rest of Darden's executive team received annual bonus award payments based on Darden's revenue growth (30%) and EPS growth (70%).  As a result, members of management were able to boost their personal compensation if the Company spent significant funds opening new restaurants and acquiring businesses, even if this strategy resulted in poor stock price performance and poor

-6-

return on capital. Consequently, during Mr. Otis's tenure, Darden has aggressively spent $6.1 billion dollars, more than the entire current market capitalization of Darden, on acquisitions and capital expenditures. This spending on "growth for growth's sake" has allowed Mr. Otis to receive bonus awards that averaged approximately 91% of his bonus targets from 2007 to 2012, despite total shareholder returns substantially below peers and the overall market during that period. In 2013, Glass Lewis & Co. ("Glass Lewis"), a prominent proxy advisory service, warned that Darden has been "deficient in linking executive pay to corporate performance," and gave Darden a "D" grade for this performance.

14. Darden's Board and management have historically attempted to insulate themselves and their policies from criticism by adopting a series of corporate governance provisions restricting shareholder rights. These provisions include measures: (1) prohibiting action by written consent; (2) requiring at least 50% of the voting power for shareholders to call a special meeting; and (3) requiring a supermajority vote to amend certain charter provisions. Recognizing these provisions and other risks, another prominent proxy advisory firm, Institutional Shareholder Services ("ISS"), gave Darden a governance "Quickscore" rating reflecting the highest possible governance risk.

**B. DARDEN REJECTS SHAREHOLDER'S INITIATIVES TO IMPROVE PERFORMANCE AND DECIDES TO TRY TO SELL OFF RED LOBSTER INSTEAD**

15. In June 2013, Barington Capital Group, L.P., a substantial owner of Darden's outstanding common stock, proposed that the Board split Darden into two companies, one holding the mature Red Lobster and Olive Garden brands and the other holding Darden's six newer brands. The plan also called for Darden to place its real estate holdings into a separate real estate investment trust ("REIT") and reduce operating expenses.

16. In November 2013, Barington retained the investment bank Houlihan Lokey to perform an independent review of the proposal. On December 17, 2013, Barington announced the results of Houlihan's review, which concluded that Darden's common stock would increase by approximately 50% if it implemented Barington's recommendations.

17. Two days later, on December 19, 2013, Darden's Board effectively rejected Barington's proposal by approving a different plan that would, among other things, spin-off or sell only Red Lobster, without segregating its real estate in a separate investment vehicle.

18. The Board informed stockholders that the plan to separate Red Lobster would not require shareholder approval and would be formalized as early as May 26, 2014, several months prior to Darden's next annual meeting.

19.    On December 19, 2013, Darden also announced a new management compensation methodology, which focused on same-restaurant-sales growth and free cash flow, areas in which Red Lobster's performance had been declining for several years.  Thus, whereas the retention of Red Lobster and the aggressive pursuit of growth strategies had inflated management compensation in the past, Darden's new compensation plan incentivized management to dispose of Red Lobster, whose same-restaurant-sales growth had lagged behind the market and other Darden properties.

### C.    THE MARKET REACTS NEGATIVELY TO THE PLAN TO SEPARATE RED LOBSTER

20.    On the day Darden announced the plan to separate Red Lobster, shareholders sold more than 14.8 million Darden shares in unusually heavy trading, resulting in a 4% drop in the price of Darden's shares.

21.    Wall Street research analysts also reacted negatively.  For example, KeyBanc noted on December 20, 2013 that "[w]e find it odd management believes value can be created by separating the business into two mature companies." Looking back on initial reactions to the announcement, Hedgeye later wrote on February 24, 2014, "[t]he takeaway from stock action and, in our opinion, sentiment since 12/20/13 is the stock rallies when there is movement toward replacing management and sells off when management publicly digs their heels in."

22.    On December 23, 2013, pursuant to the federal securities laws, Starboard filed its initial disclosure statement on Schedule 13D with the Securities and Exchange Commission (the "13D"), disclosing its share ownership of 5.6% of the Company.  In this initial 13D, Starboard expressed serious concerns about the plan to separate Red Lobster, as opposed to other strategies that would be more likely to create shareholder value but less beneficial to management's personal compensation.

23.    Over the following months, Starboard attempted to engage members of the Board and Darden management to discuss various strategic alternatives to unlock value, but it became apparent that they were not interested in exploring alternatives.  On January 21, 2014, Starboard sent a letter to the Darden Board requesting that Otis and the Board delay the proposed separation of Red Lobster to allow more time to explore all available opportunities.  Starboard explained that separating Red Lobster along with its real estate would destroy substantial shareholder value.  Just a few hours after Otis and the Board received Starboard's letter on January 21, 2014, they issued a press release rejecting the request for a delay of the Red Lobster separation.

D.    **DARDEN'S BOARD SEEKS TO FURTHER ENTRENCH ITSELF BY AMENDING ITS BYLAWS**

24.    On March 19, 2014, the Board unilaterally amended Darden's bylaws. The amendments give the Board generally, and Otis in particular, additional power

to resist and/or delay shareholder initiatives and undermine shareholder efforts to replace one or more of the Board members.

25. Specifically, the amended bylaws: (1) give Otis the power to unilaterally adjourn any stockholder meeting without any notice other than an announcement at the meeting; (2) impose onerous disclosure requirements on any Darden stockholder who either proposes to discuss Darden business at a meeting or nominates a director for the Board; (3) give Otis the power to declare that a stockholder has not complied with the new disclosure requirements and reject any shareholder proposal or board nomination on that basis; (4) require potential directors nominated by Darden's stockholders to disclose more information than potential directors nominated by the Board; and (5) give the Board power to postpone indefinitely the annual meeting of stockholders for the purpose of electing directors.

### E. DARDEN'S SHAREHOLDERS REQUEST A SPECIAL MEETING TO VOTE ON THE SEPARATION OF RED LOBSTER BUT THE BOARD IGNORES IT AND SELLS THE COMPANY INSTEAD

26. Starting on February 24, 2014, Starboard initiated a consent solicitation seeking stockholder support for a special meeting of Darden shareholders to vote on a non-binding resolution regarding the sale of Red Lobster. Specifically, the vote sought to require the Board to refrain from selling Red Lobster without shareholder approval prior to the 2014 annual meeting of

shareholders. Starboard filed its final consent solicitation materials with the SEC on March 20, 2014.

27. ISS and Glass Lewis, two of the most prominent proxy advisory services in the country, both came out in favor of Starboard's consent solicitation. Glass Lewis encouraged shareholders to support the solicitation given "legitimate questions regarding the strategic and financial merit of the currently planned Red Lobster separation." ISS similarly recognized "the risk that significant shareholder value may be lost in an 'irreversible' Red Lobster separation" and that a "public and transparent shareholder vote at a special meeting is 'the premier mechanism' for shareholders to settle significant issues about Darden's future."

28. On April 1, 2014, Darden filed a final consent solicitation opposing the special meeting. In that solicitation, the Board stated that "if a special meeting is called and Starboard's proposed resolution is presented to shareholders, serious consideration will be given to the results of the meeting," falsely suggesting to shareholders that the Board did in fact care about the will of its shareholders and that shareholder action could impact the outcome of the Red Lobster process.

29. On April 22, 2014, Starboard completed the arduous process required under the Company's restrictive charter and bylaws to solicit consents to call the special meeting. A full 57% of the outstanding shares of Darden voted in favor of holding the special meeting regarding the possible separation of Red Lobster.

Excluding retail shareholders, who rarely vote on such matters, approximately 80% of the shares realistically available to vote supported holding a special meeting.

30.     In response, Darden indicated that it would "address the special meeting request as appropriate." However, rather than acting promptly to issue a meeting notice and schedule the special meeting, Darden's representatives made baseless and inaccurate assertions that the 60-day statutory maximum amount of time for scheduling the meeting only began to run after the consents were "certified" and suggested to shareholders and sell-side analysts that it had no intention of holding the meeting before it was legally compelled to do so. The Board had ample opportunity to take the views of shareholders into account, but chose repeatedly to ignore them. Starboard first raised concerns publicly about the proposed separation of Red Lobster on December 23, 2013. Starboard announced its intention to request that Darden call the special meeting on February 24, 2014. This announcement came more than two months before the April 29, 2014 date on which Darden received final bids for Red Lobster and three months before the transaction was announced on May 16, 2014. Had Darden been interested in hearing what shareholders had to say, rather than delaying the special meeting in the hopes of rushing a deal through, Darden could easily have called the special meeting well in advance of the bid date.

31.     Darden never scheduled the special meeting on the sale of Red Lobster.  Instead, in utter disregard of the will of its shareholders, and no doubt anticipating that the outcome of the vote at the special meeting would be adverse, Darden made a deal to sell Red Lobster.

32.     Specifically, on May 16, 2014, Darden announced that it had signed an agreement to sell its Red Lobster business and real estate assets for approximately $1.6 billion in net proceeds in a transaction not subject to shareholder approval.  The sale price announced by Darden was $2.1 billion, but after $500 million of anticipated tax expenses, the amount received by Darden would be just $1.6 billion, before debt-breakage and transaction costs.  The buyer is Golden Gate Capital ("Golden Gate"), a San Francisco-based private equity firm.  Golden Gate in turn has agreed to sell the 500 company-owned Red Lobster properties to American Realty Capital Properties Inc. ("ARCP"), one of the largest publicly-traded REITs, for approximately $1.5 billion.  Thus, as a result of this proposed transaction, Red Lobster's properties will ultimately be rolled into a REIT, but Darden shareholders will not receive the benefit of that transaction and instead will be subject to significant and unnecessary tax expenses.

33.     By signing a binding agreement to sell Red Lobster prior to holding a special meeting, the Board violated a clear shareholder directive and effectively disenfranchised its shareholders.

34.     Darden's May 16, 2014 announcement stated that Goldman Sachs had served as a financial advisor to both Darden and the Board in connection with the Red Lobster sale.   The announcement further stated that Morgan Stanley also served as a financial advisor to Darden's Board.   Darden also claimed in the announcement that the Board had "explored several separation alternatives and . . . concluded that the agreement with Golden Gate Capital maximizes the value of the Red Lobster business and its real estate assets."

**F.     THE STRUCTURE AND TERMS OF THE SALE OF RED LOBSTER WILL DESTROY SUBSTANTIAL SHAREHOLDER VALUE AND REFLECT A DESIRE TO ENTRENCH MANAGEMENT AND THE BOARD**

35.     Simply put, Darden's proposed sale of Red Lobster is an economic disaster.  As explained below, the sale apparently places almost no economic value on Red Lobster as an ongoing concern, and makes no sense from a shareholder perspective.

36.     If Darden consummates the sale of Red Lobster, it will receive gross proceeds of approximately $2.1 billion and net proceeds of $1.6 billion, after taxes. Of that $1.6 billion, $1.5 billion is attributable to the purchase price for Red Lobster's real estate, which Darden could have realized tax-free by spinning off the real estate into a REIT as Starboard had proposed.   Only the remaining $100 million is attributable to Red Lobster's operating business.  A $100 million sale price equates to less than 1x EBITDA, a grossly deficient valuation for one of the best-established brands in the food service industry.   Further compounding this

gross under-valuation, these multiples are based on Darden's trough EBITDA, giving no credit to a potential turnaround in the business or an expected decrease in essential seafood prices. Moreover, after factoring in approximately $79 million in debt breakage costs and $28 million in transaction fees, which Starboard believes will be paid primarily to Goldman Sachs, the actual net proceeds for Red Lobster's operating business appear to be less than zero. Thus, Darden effectively agreed to pay money to divest a profitable, iconic American brand that still generates revenue of $2.5 billion and makes more than $100 million per year in EBITDA.

37. As Starboard repeatedly attempted to explain to Darden, an outright sale of Red Lobster on a compressed timetable in 2014 without first realizing the value of Red Lobster's real estate in a tax-efficient manner was likely to result in the destruction of substantial shareholder value. That is precisely what happened.

38. The value Darden received for Red Lobster's real estate was likely reduced due to the fact that a purchaser would have paid more for the real estate if its Red Lobster tenants belonged to a credit-worthy chain owned by Darden rather than a standalone Red Lobster owned in a highly leveraged structure by a private equity fund.

39. Darden appeared to be rushing to sell Red Lobster for reasons unrelated to shareholder value. Darden apparently refused to consider alternatives proposed by shareholders, opposed Starboard's call for a special meeting, and then

delayed complying with its statutory obligations to schedule the special meeting. These actions all signaled that Darden desired to complete a sale as soon as possible.

40.     Further, Darden has not provided shareholders with a cogent explanation for its decision to sell Red Lobster on an expedited basis at a fire sale price.   Specifically, Darden has not explained:   (1) what types of analysis it conducted or what assumptions it used to evaluate alternatives it claims to have considered to the value-destroying sale to Golden Gate; (2) how it assessed the prospect of separating the real estate, including to what extent it evaluated the options provided by Starboard and Barington in their public presentations, such as conducting a detailed valuation of the properties or discussing a tax-efficient sale or merger with interested parties; (3) whether it even considered waiting for a shareholder vote on the issue; and (4) why it decided to sell Red Lobster on such an accelerated basis.

41.     Further, Darden has not disclosed the instructions given to Goldman Sachs and Morgan Stanley in evaluating alternatives.  Specifically, Darden has not disclosed whether it instructed Goldman Sachs and Morgan Stanley to use specific assumptions, realistic or otherwise, that would make it difficult for them to come to any conclusion but the one desired by Darden's management and Board.  Nor has Darden disclosed why it chose to instruct its financial advisors not even to evaluate

certain strategic alternatives proposed by Starboard. In addition, Darden has not disclosed information regarding the process by which Goldman Sachs and Morgan Stanley conducted their analyses, including whether their conclusions evolved over time or whether Darden provided any substantive comments on preliminary drafts.

42. Given the absence of explanation, three potential motives for the Board agreeing to enter into the Red Lobster sale are readily apparent: (1) the desire to make it easier for Darden management to meet its bonus targets based on same-store-sales under the new compensation scheme; (2) the desire to remove from discussion the management problems that have been plaguing Red Lobster; and (3) the desire to eliminate the establishment of a REIT as the centerpiece of a plan that could be proposed by a competing slate of directors at the upcoming annual meeting. With respect to point (1) above, Mr. Otis and the rest of management had an incentive to announce such a transaction before May 25, 2014, the last day of Darden's 2014 fiscal year, so that Red Lobster could be classified as "discontinued operations" and therefore excluded from management's bonus calculations for fiscal year 2015.

G. STARBOARD'S ANTICIPATED NOMINATION OF A SLATE OF DIRECTORS FOR ELECTION AT DARDEN'S 2014 ANNUAL MEETING

43. On May 21, 2014, Starboard delivered a letter to Darden describing its concerns regarding the agreement to sell Red Lobster (the "May 21 Letter"). In the May 21 Letter, Starboard announced that it intended to nominate 12 highly

qualified director candidates for election to the Board at the 2014 annual meeting of shareholders. Starboard decided to pursue this option in large part because the self-serving and value destructive sale of Red Lobster flies in the face of corporate democratic principles and reflects the current Board's apparent disregard of the shareholders' interests. Starboard believes that the same majority of Darden's shareholders that stood in solidarity to demand a special meeting on the sale of Red Lobster will want to elect directors who will not disregard shareholders' rights and appropriately honor the corporate franchise.

## H.   STARBOARD'S INITIAL DEMAND FOR BOOKS AND RECORDS

44.    Through its books and records request, Starboard has sought to receive information about the Red Lobster process as well as other related suspect corporate decisions. Starboard's plan to nominate its slate of directors stem in large part from its concerns regarding the proposed sale of Red Lobster. Accordingly, the adequacy of the Board's process in considering and approving the sale of Red Lobster will be a key issue in the upcoming election. Darden's Board, however, apparently wishes to keep details regarding its processes a secret to conceal from scrutiny the conduct that has brought so much shareholder and media criticism. It has accordingly refused to provide Starboard with books and records on remotely reasonable terms.

45.     On June 5, 2014, Starboard delivered to Darden at its principal place of business, under oath, the June 5 Demand, demanding inspection of certain books and records of Darden pursuant to Fla. Stat. § 607.1602. (A true and correct copy of the June 5 Demand is attached hereto as **Exhibit 1**.)

46.     The June 5 Demand was made in good faith and complied in all respects with applicable law.

47.     Starboard's purposes for the June 5 Demand are proper under Florida law and are described in the June 5 Demand with reasonable particularity. As set forth in the June 5 Demand, Starboard's purposes are: (1) to investigate potential mismanagement, wrongdoing and/or waste of corporate assets in connection with the sale of Red Lobster in order to consider bringing a lawsuit regarding the Red Lobster transaction; and (2) to evaluate proceeding with a proxy contest and preparing proxy materials in support of its nominees for election to the Board.

48.     The June 5 Demand included seventeen narrowly focused requests for books and records. The books and records requested relate directly to Starboard's stated purposes for investigating potential mismanagement and evaluating a potential proxy contest.

49.     The June 5 Demand also set forth Starboard's credible basis for believing that mismanagement, wrongdoing, and/or the waste of corporate assets may have occurred in connection with the sale of Red Lobster. Specifically, the

June 5 Demand noted that "the Company's decision to sell Red Lobster on a compressed timetable, at a depressed sale price, and without holding a shareholder vote, contradicts the wishes of a substantial majority of the Company's shareholders, who had demanded that the Company hold a special meeting." The June 5 Demand goes on to further state that the Red Lobster sale appeared "at least in part to be motivated by a desire to entrench the existing Board and management by undermining alternative shareholder proposals to optimize the value of Red Lobster's operating business and real estate assets, as well as other alternatives proposed by shareholders."

50.     As described above, Darden's Board elected to pursue a potential separation of Red Lobster on a tight timetable only after another investor had made public a proposal that could have resulted in substantial increases in shareholder value. The announcement also coincided with a change to senior management's compensation scheme that would reward same-store-sales metrics, an area in which Red Lobster has been particularly challenged over the near term. Darden pursued its plan to sell or spin-off Red Lobster to the exclusion of other alternatives, repeatedly rejecting requests to slow down the process to permit the proper consideration of alternatives, or even to have a legitimate discussion with shareholders regarding the merits of the proposed plan and the analysis conducted. In fact, Darden cancelled its two-day Analyst and Investor Day, which could have

provided a forum for open discussion among shareholders, shortened its regular earnings calls so that there would be less time for Q&A, and according to several media reports, shut out analysts critical of management from asking questions and canceled marketing trips with analysts who refused to recommend the stock. Darden's Board resisted proposals to hold a shareholder vote on a resolution regarding the proposed separation of Red Lobster. Once compelled to hold a special meeting by a majority of Darden shareholders, the Board contended that it was not required to schedule the meeting within the period specified by Florida statute and indeed the meeting was never held.

## I. STARBOARD NARROWS ITS REQUESTS, BUT DARDEN STILL REJECTS STARBOARD'S DEMAND

51.     Rather than provide Starboard with the books and records it is entitled to under Florida law, Darden has stalled and placed unreasonable conditions on its willingness to produce documents. Starboard's efforts to compromise with Darden have proven fruitless, and Darden's Board continues to conceal the rationale, or lack thereof, behind the irrational sale of Red Lobster.

52.     On June 12, 2014, Darden's counsel sent Starboard's counsel a letter contesting the propriety of Starboard's demand.

53.     On June 19, 2014, Starboard's counsel sent a letter responding to Darden's counsel (the "June 19 Demand"), reaffirming the propriety of Starboard's stated purposes and that the June 5 Demand met all of the other requirements of

Fla. Stat. § 607.1602. Notwithstanding the legal propriety of the requests set forth in the June 5 and June 19 Demands, Starboard narrowed its demand down to a set of eleven requests in order to expedite the inspection process. Thus, in an effort to reach a suitable compromise, Starboard voluntarily contracted the scope of its demands, although it had no obligation to do so. In an effort to advance these proceedings expeditiously, Starboard will stand by its narrowed requests in the June 19 Demand, despite Darden's refusal to provide books and records absent judicial intervention. (A true and correct copy of Exhibit A to the June 19 Demand is attached hereto as **Exhibit 2**.)

54. After delivery of the June 19 Demand, counsel to Darden and Starboard commenced negotiations regarding the scope of the categories of documents to be produced by Darden and the restrictions to be applied to Starboard's use of such documents. Although Darden and Starboard were able to reach a preliminary agreement over the scope of some of the production, negotiations broke down over proposed confidentiality restrictions.

55. Specifically, Darden proposed that Starboard must not only keep the books and records themselves confidential and not disclose them, but also insisted that Starboard could not express any "opinions, conclusions, views, or perspectives," derived from the books and records. Thus, Darden has conditioned production of books and records on a gag order that extends not only to the

documents themselves, but to any Starboard view or opinion informed by or derived in any way from the documents.

56. Starboard could not feasibly run a proxy contest under such constraints. Indeed, Darden's attempt to suppress Starboard's views and opinions could put Starboard in the position of being unable to satisfy its disclosure obligations under the federal securities laws because it could not express accurately its views and opinions. The restriction Darden has proposed appears both unprecedented under the law of Florida and elsewhere and untenable as a practical matter.

57. Counsel continued to attempt to negotiate through the week of July 14, 2014. At that time, the parties reached an impasse.

58. Starboard is amenable to reasonable restrictions on its use or distribution of the books and records produced by Darden. However, restrictions that hinder Starboard's ability to accurately describe its opinions and beliefs regarding the Darden Board's conduct of the Red Lobster sale would unreasonably frustrate at least one of Starboard's proper purposes in demanding the books and records – the preparation of proxy materials in support of its nominees for election to the Board at the Company's upcoming Annual Meeting.

59. More than 45 days have passed since Starboard served the June 5 Demand. Darden has not allowed Starboard to inspect and copy any of the books

and records requested in the June 5 Demand, all of which constitute "other books and records" under Fla. Stat. § 607.1602(2)(d).

60.     Fla. Stat. § 607.1604(2) provides that a "court shall dispose of an application under this subsection on an expedited basis." Starboard will accordingly move this Court for an expedited briefing schedule on this matter.

## COUNT 1 - ACCESS BY SHAREHOLDER TO INSPECT BOOKS AND RECORDS PURSUANT TO FLORIDA STATUTE 607.1602

61.     Starboard realleges paragraphs 1 through 60.

62.     Starboard, a shareholder of Darden, provided Darden written notice of a demand to inspect Darden's books and records on June 5, 2014, five business days before June 12, 2014, the earliest date on which Starboard wished to inspect the books and records. The June 5 Demand was modified by the June 19 Demand, which set June 26, 2014 as the earliest date on which Plaintiff wished to inspect the books.

63.     Starboard made the demand in good faith in order to investigate the sale of Red Lobster and related governance issues for the purposes of either filing a lawsuit against Darden's Board or proceeding with a proxy contest in connection with the upcoming election of directors at the Annual Meeting. These purposes are reasonably related to Starboard's interests as a shareholder and thus proper under Florida law.

64.     In its demand, Starboard described with reasonable particularity its purposes for seeking to inspect the books and records as well as the books and records it sought to inspect.

65.     The books and records Starboard demands to inspect relate directly to Starboard's stated purposes.

66.     In the more than 45 days that have passed since Starboard made its demand, Darden has not allowed Starboard to inspect and copy any books and records.

67.     By the actions alleged above, Darden, a corporation incorporated in Florida with a principal office in Orange County, unlawfully denied Starboard access to the requested corporate books and records.

68.     By reason of the foregoing, Starboard is entitled to an Order directing Darden to permit inspection and copying of the records demanded on an expedited basis pursuant to Fla. Stat. § 607.1604(2), and to pay Starboard's costs, including reasonable attorney's fees, incurred to obtain the order and enforce Starboard's rights pursuant to Fla. Stat. § 607.1604(3).

## PRAYER FOR RELIEF

**WHEREFORE**, Plaintiff requests that this Court enter an Order pursuant to Fla. Stat. § 607.1604(2):

(i)    Summarily directing Darden, its officers, directors, agents and employees forthwith to permit Starboard, and/or Starboard's designees, to inspect and to make copies of all the materials sought in **Exhibit 2**;

(ii)   Awarding attorney's fees, costs, and expenses incurred by Starboard in connection with this action pursuant to Fla. Stat. § 607.1604(3); and

(iii)  Granting such further relief as this Court shall deem appropriate.

Dated:  July 23, 2014

/s/ David B. King
David B. King
Florida Bar No.: 0093426
Thomas A. Zehnder
Florida Bar No.: 0063274
Taylor F. Ford
Florida Bar No.: 0041008
KING, BLACKWELL, ZEHNDER & WERMUTH, P.A.
P.O. Box 1631
Orlando, FL 32802-1631
Telephone: (407) 422-2472
Facsimile: (407) 648-0161
dking@kbzwlaw.com (Primary)
tzehnder@kbzwlaw.com (Primary)
tford@kbzwlaw.com (Primary)
aprice@kbzwlaw.com (Secondary)
courtfilings@kbzwlaw.com (Secondary)

and

Douglas A. Rappaport*
Isabelle R. Gold*
Patrick M. Mott*
AKIN GUMP STRAUSS HAUER & FELD LLP
One Bryant Park
New York, NY 10036
Telephone: (212) 872-7412
Facsimile: (212) 872-1002
darappaport@akingump.com (Primary)
igold@akingump.com (Primary)
pmott@akingump.com (Primary)
tfleming@olshanlaw.com (Secondary)
swolosky@olshanlaw.com (Secondary)

*Motions for Pro Hac Vice Forthcoming*

*Counsel for Plaintiff*

## VERIFICATION

I, Jeffrey Smith, having been duly sworn, depose and state that I have read the foregoing Verified Complaint and that the facts set forth therein are true and correct to the best of my knowledge, and that those alleged upon information and belief are reasonably believed to be true and correct. I base these facts and representations on my knowledge and familiarity with the business and corporate records of Starboard Value, LP, which records were made at or near the time of the events that they record and are kept in the regular course of business. As President of Starboard Value, LP, I am a custodian of such business and corporate records.

By:



Jeffrey Smith

STATE OF NEW YORK

COUNTY OF NEW YORK

BEFORE ME, the undersigned authority, personally appeared Jeffrey Smith, who is personally known to me or who produced ___Jeffrey Smith___ as identification, and who after being duly sworn, took an oath, and acknowledged that s/he signed the foregoing Verified Complaint in his/her capacity as President, and that the statements of fact contained therein are true and correct to the best of his/her knowledge and belief, this _23rd_ day of July, 2014.



Notary Public

Print Name Teresa A. Bailey

Notarial Seal or Stamp:

TERESA A. BAILEY
Notary Public - State of New York
No. 01BA6239741
Qualified in Kings County
My Commission Expires April 25, 2015

*Starboard Value LP v. Darden Restaurants, Inc.*
*Case No.: 2014-ca-______-O*

# EXHIBIT 1

## TO PLAINTIFF'S COMPLAINT

STARBOARD VALUE LP
830 Third Avenue
New York, New York 10022

June 5, 2014

**VIA FACSIMILE AND OVERNIGHT DELIVERY**

Darden Restaurants, Inc.
1000 Darden Center Drive
Orlando, FL 32837
Attn: Teresa M. Sebastian, General Counsel and Corporate Secretary

Re: Stockholder Demand for Inspection of Books and Records

Dear Ms. Sebastian:

Starboard Value LP and/or its affiliates (collectively, "Starboard") are the beneficial owners of 7,930,861 shares of the common stock of Darden Restaurants, Inc. (the "Company"). In addition, Starboard owns 269,139 shares of the Company underlying certain call options, giving Starboard sole voting power over a total of 8,200,000 shares. We write pursuant to Section 607.1602 of the Florida Business Corporation Act (the "FBCA") to demand the review and inspection of certain Books and Records of the Company. For purposes of this demand, the term "Books and Records" means all documents and other nonverbal methods of information storage of any nature whatsoever referring or relating to the listed topic, including, but not limited to, memoranda, board minutes, telephone records, diaries, data compilations, emails and other correspondence authored by or received by any of the Company's directors, officers or other employees.

**Background**

On May 16, 2014, the Company announced a definitive agreement to sell its Red Lobster business and certain other related assets to Golden Gate Capital ("Golden Gate") for gross proceeds of $2.1 billion, but only approximately $1.6 billion in net proceeds. As part of the proposed sale, Golden Gate executed a separate $1.5 billion real estate sale-leaseback agreement with American Realty Capital Properties, Inc. ("American Realty"). In part as a result of the tax inefficiency of the proposed transaction, the value that Darden will receive for Red Lobster's operating business is only $100 million more than what could have been received by Darden in a tax efficient monetization of the real estate only. This implies that even after adjusting Red Lobster's EBITDA to account for full rent expense, the net proceeds received by Darden for Red Lobster's operating business represent less than 1x Red Lobster's EBITDA.

The Company's decision to sell Red Lobster on a compressed timetable, at a depressed sale price, and without holding a shareholder vote contradicts the wishes of a substantial majority of the Company's shareholders, who had demanded that the Company hold a special meeting to consider a resolution regarding the sale or spin-off of Red Lobster. This apparent fire sale appears at least in part to be motivated by a desire to entrench the existing Board and management by undermining alternative shareholder proposals to optimize the value of Red Lobster's operating business and real estate assets, as well as other alternatives proposed by shareholders. This is only the latest in a series of actions designed to suppress shareholder input on decisions vitally important to the Company's future.

The circumstances and timing surrounding the proposed sale of Red Lobster call into question whether the Company's Board of Directors (the "Board") exercised its duties appropriately in deciding to enter into the agreement with Golden Gate. Accordingly, Starboard submits this demand in good faith in order to obtain information regarding potential mismanagement of the Company so that it may: (1) determine whether to file a lawsuit seeking to enjoin the sale of Red Lobster; and (2) prepare proxy materials in support of its nominees for election to the Board at the Company's upcoming Annual Meeting. The Books and Records requested are all directly connected with one or more of the above purposes, each of which is a proper basis to seek books and records within the meaning of section 607.1602(3) of the FBCA.

## Demand for Inspection of Books and Records

Pursuant to FBCA Section 607.1602, Starboard demands that it and its designated agents be given the opportunity to inspect and copy the following Books and Records during the Company's usual business hours on June 12, 2014 and to make copies or extracts therefrom:

1. All Books and Records from January 1, 2013 to present referring or relating to the Board's consideration of a sale of Red Lobster, including any board minutes, board presentations, and any other materials provided to the Board as part of its consideration.

2. All Books and Records referring or relating to the Board's decision, announced on December 19, 2013, to change the basis by which management is compensated, in particular to include same-store-sales as a metric for determining management's bonus.

3. All Books and Records referring or relating to the Board's consideration and approval of amendments to the Company's by-law provisions adopted on March 19, 2014, including any board minutes, board presentations, and any other materials provided to the Board as part of its consideration.

4. All Books and Records referring or relating to the Board's consideration of the demand by a majority of the Company's shareholders for a special meeting to consider a non-binding resolution opposing the spin-off or sale of Red Lobster, including any board minutes, board presentations, and any other materials provided to the Board as part of its consideration.

5. All Books and Record referring or relating to the Board's consideration of the timing or scheduling of the special shareholders meeting to consider a non-binding resolution opposing the spin-off or sale of Red Lobster, including any board minutes, board presentations, and any other materials provided to the Board as part of its consideration.

6. All Books and Records referring or relating to the retention of Goldman Sachs & Co. and Morgan Stanley by the Company in connection with evaluating the spin-off of Red Lobster, the sale of Red Lobster, or the disposition of Red Lobster's real estate holdings.

7. All Books and Records referring or relating to any analyses prepared by the Company, Goldman Sachs & Co., Morgan Stanley, or any other advisors retained by the Company or the Board regarding the proposed sale or spin-off of Red Lobster. This request includes drafts of the above-referenced documents and email correspondence relating either to the analysis performed, the preliminary or final results of that analysis, and the instructions given by management and the Board to Goldman Sachs & Co. and Morgan Stanley regarding the scope of the analysis to be performed, the scenarios to be evaluated, and ranges of assumptions to be used.

8. All Books and Records referring or relating to any analyses prepared by the Company, Goldman Sachs & Co., Morgan Stanley, or any other advisors retained by the Company or the Board regarding any strategic alternatives considered instead of or in addition to the sale or spin-off of Red Lobster (including, but not limited to, the sale, spin-off, or merger of the Company's owned real estate assets, separations of other restaurant businesses, etc.). This request includes drafts of the above-referenced documents and email correspondence relating either to the analysis performed, the preliminary or final results of that analysis, or the instructions given by management and the Board to Goldman Sachs & Co. and Morgan Stanley regarding the scope of the analysis to be performed, the scenarios to be evaluated, and ranges of assumptions to be used. This request also includes all analyses and opinions (including drafts and email correspondence) regarding the potential tax implications and debt-breakage costs, and alternatives to minimize such costs, for all of the scenarios that the Company or its financial advisors considered.

9. All Books and Records referring or relating to any analyses prepared by the Company, Goldman Sachs & Co., Morgan Stanley, or any other advisors retained by the Company or the Board analyzing the presentation to shareholders made by Barington Capital on December 17, 2013, as well as any other written or oral proposals or analyses made to the Company by Barington Capital. This request includes drafts of the above-referenced documents and email correspondence relating either to the analysis performed, the preliminary or final results of that analysis, or the instructions given by management and the Board to Goldman Sachs & Co. and Morgan Stanley regarding the scope of the analysis to be performed, the scenarios to be evaluated, and ranges of assumptions to be used.

10. All Books and Records referring or relating to any analyses prepared by the Company, Goldman Sachs & Co., Morgan Stanley, or any other advisors retained by the Company or the Board analyzing public letters and presentations to shareholders made by Starboard. This request includes drafts of the above-referenced documents and email correspondence relating either to the analysis performed, the preliminary or final results

3

of that analysis, and the instructions given by management and the Board to Goldman Sachs & Co. and Morgan Stanley regarding the scope of the analysis to be performed, the scenarios to be evaluated, and ranges of assumptions to be used.

11. All Books and Records referring or relating to any offers, bids, expressions of interest and/or inquiries regarding the possible sale or disposition of Red Lobster.

12. All Books and Records referring or relating to the valuation, sale or disposition of Red Lobster's real estate holdings, including all Books and Records referring or relating to transferring those real estate assets into a real estate investment trust.

13. All Books and Records referring or relating to any offers, bids, expressions of interest and/or inquiries regarding either the real estate of Red Lobster or any of the Company's other owned real estate, including all instructions given to interested parties relating to which of Darden's real estate assets Darden was willing to discuss selling.

14. All Books and Records concerning the Board's deliberations as to whether or not to accept Golden Gate's offer to acquire Red Lobster, including anything relating to the Board's conclusion that the proposed transaction with Golden Gate "maximizes the value of the Red Lobster business and its real estate assets," as stated in the Company's May 16, 2014 investor presentation.

15. All Books and Records referring or relating to any prior, current or future relationship between, on the one hand, any of the Company's directors, officers, employees or consultants, and, on the other hand, any of the officers, employees or consultants of Golden Gate or American Realty. The term "relationship" should be interpreted in the broadest sense possible, to include business, personal, professional and social interactions, contacts and communications.

16. All Books and Records referring or relating to the Company's current estimates of the value of the Company's remaining real estate holdings after the sale of Red Lobster.

17. All Books and Records referring or relating to the Company's consideration of tax-efficient strategies to monetize its remaining real estate assets.

The FBCA requires the Company to make available for inspection and copying the requested Books and Records on a date of the stockholder's choosing five or more days following the stockholder's delivery of its written request to inspect Books and Records. Accordingly, Starboard demands that the Company permit Starboard and its designated agents to conduct their inspection on the Company's premises on June 12, 2014. Alternatively, the Company can provide the Books and Records demanded without the need for inspection and copying by sending complete and unredacted copies to our designated agents as described below on or before June 12, 2014. Should the Company refuse to provide any of the demanded Books and Records, please provide a detailed written explanation of the Company's justification for any such refusal.

4

Please direct all communications and responses to this demand to our outside counsel as follows:

Douglas Rappaport
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-7412 Phone
(212) 872-1002 Fax
darappaport@akingump.com

Steve Wolosky
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022
(212) 451-2333 Phone
(212) 451-2222 Fax
swolosky@olshanlaw.com

This demand also authorizes Mr. Rappaport and his respective partners, employees and any other persons designated by him, to conduct the inspection and copying of the Books and Records demanded, and to otherwise act on Starboard's behalf. Starboard has executed a Power of Attorney designating Mr. Rappaport as its agent, which is enclosed with this letter. An affidavit relating to this notice and stockholder demand pursuant to Section 607.1602 of the FBCA is also attached to this letter.

This notice complies in all respects with applicable law. If, however, the Company believes that this notice is incomplete or otherwise deficient in any respect, please contact Mr. Rappaport immediately so that any alleged deficiencies may be promptly addressed.

Please acknowledge receipt of this letter and the enclosures by signing and dating the enclosed copy of this letter and returning the same to the undersigned in the enclosed envelope.

Very truly yours,

Starboard Value LP



Jeffrey C. Smith
Authorized Signatory

5

Receipt acknowledged on
June _____, 2014

Darden Restaurants, Inc.


By:_____
    Name:
    Title:


Enclosures

cc:   Clarence Otis, Jr., Chairman and CEO
      Daniel A. Neff, Esq., Counsel for Darden Restaurants, Inc.
      Douglas Rappaport, Esq., Counsel for Starboard Value LP
      Steve Wolosky, Esq., Counsel for Starboard Value LP





# AFFIDAVIT

STATE OF NEW YORK )
) ss.
COUNTY OF NEW YORK )

I, Jeffrey C. Smith, being duly sworn upon oath, depose and state as follows:

1. I am an authorized signatory of Starboard Value LP and/or its affiliates (collectively, "Starboard"). Starboard is the beneficial owner of 7,930,861 shares of the common stock of Darden Restaurants, Inc. (the "Company"). In addition, Starboard owns 269,139 shares of the Company underlying certain call options, giving Starboard sole voting power over a total of 8,200,000 shares.

2. I am authorized on Starboard's behalf to make the accompanying demand for the Company's Books and Records pursuant to FBCA Section 607.1602.

3. The rights of Starboard in the 7,930,861 shares of stock of the Company have not been sold, assigned, hypothecated, pledged or otherwise transferred or disposed of to anyone whomsoever.

4. The facts and statements contained in Starboard's stockholder demand for inspection of books and records, dated June 5, 2014, are true and correct to the best of my knowledge.

5. Attached as Exhibit A to this Affidavit are true and correct brokerage statements reflecting that Starboard owns 7,930,861 shares of the Company's common stock.

6. Attached as Exhibit B to this Affidavit is a true and correct copy of the Schedule 13D filed by Starboard with the United States Securities and Exchange Commission on May 22, 2014 reflecting, among other things, that Starboard owns 7,930,861 shares of the Company's common stock.

I affirm, under penalty of perjury under the laws of the United States and the State of New York, that the foregoing statements are true and correct to the best of my knowledge and belief.

Dated: June 5, 2014

[signature]
Jeffrey C. Smith

SWORN TO AND SUBSCRIBED

before me this 5TH day of
JUNE, 2014

STATE OF NEW YORK IN THE COUNTY OF NEW YORK

[signature]
NOTARY PUBLIC

KIMBERLY DAWN BLAIR
Notary Public - State of New York
No. 01BL6250315
Qualified in New York County
My Commission Expires Oct. 24, 2015

# EXHIBIT 2

## TO PLAINTIFF'S COMPLAINT

# EXHIBIT A

## Demand for Inspection of Books and Records

Pursuant to FBCA Section 607.1602, Starboard demands that it and its designated agents be given the opportunity to inspect and copy the following Books and Records during the Company's usual business hours on June 27, 2014 and to make copies or extracts therefrom:

1. All Books and Records from July 1, 2013 to present referring or relating to the Board's consideration of a sale of Red Lobster, including any board minutes, board presentations, and any other materials provided to the Board as part of its consideration.

2. All Books and Records referring or relating to the Board's decision, announced on December 19, 2013, to change the basis by which management is compensated, in particular to include same-store-sales as a metric for determining management's bonus.

3. All Books and Records referring or relating to the Board's consideration and approval of amendments to the Company's by-law provisions adopted on March 19, 2014, including any board minutes, board presentations, and any other materials provided to the Board as part of its consideration.

4. All Books and Records referring or relating to the Board's consideration of the demand by a majority of the Company's shareholders for a special meeting to consider a non-binding resolution opposing the spin-off or sale of Red Lobster, including any board minutes, board presentations, and any other materials provided to the Board as part of its consideration.

5. All Books and Records referring or relating to the Board's consideration of the timing or scheduling of the special shareholders meeting to consider a non-binding resolution opposing the spin-off or sale of Red Lobster, including any board minutes, board presentations, and any other materials provided to the Board as part of its consideration.

6. All Books and Records referring or relating to any analyses prepared by the Company, Goldman Sachs, Morgan Stanley, or any other advisors retained by the Company or the Board regarding the proposed sale or spin-off of Red Lobster. This request includes drafts of the above-referenced documents and email correspondence relating to the analysis performed, the preliminary or final results of that analysis, and the instructions given by management and the Board to Goldman Sachs and Morgan Stanley regarding the scope of the analysis to be performed, the scenarios to be evaluated, and ranges of assumptions to be used.

7. All Books and Records referring or relating to any analyses prepared by the Company, Goldman Sachs, Morgan Stanley, or any other advisors retained by the Company or the Board regarding any strategic alternatives considered instead of or in addition to the sale or spin-off of Red Lobster (including, but not limited to, the sale, spin-off, or merger of

the Company's owned real estate assets, separations of other restaurant businesses, etc.). This request includes drafts of the above-referenced documents and email correspondence relating to the analysis performed, the preliminary or final results of that analysis, or the instructions given by management and the Board to Goldman Sachs and Morgan Stanley regarding the analysis. This request also includes all analyses and opinions (including drafts and email correspondence) regarding the potential tax implications and debt-breakage costs, and alternatives to minimize such costs, for all of the scenarios that the Company or its financial advisors considered.

8. All Books and Records referring or relating to any analyses prepared by the Company, Goldman Sachs, Morgan Stanley, or any other advisors retained by the Company or the Board analyzing public letters and presentations to shareholders made by Starboard. This request includes drafts of the above-referenced documents and email correspondence relating to the analysis performed, the preliminary or final results of that analysis, and the instructions given by management and the Board to Goldman Sachs and Morgan Stanley regarding the analysis.

9. All Books and Records referring or relating to the valuation, sale or disposition of Red Lobster's real estate holdings, including all Books and Records referring or relating to transferring those real estate assets into a real estate investment trust.

10. All Books and Records referring or relating to any offers, bids, expressions of interest and/or inquiries regarding either the real estate of Red Lobster or any of the Company's other owned real estate, including all instructions given to interested parties regarding the real estate assets which Darden may be willing to sell or transfer.

11. All Books and Records concerning the Board's deliberations as to whether or not to accept Golden Gate's offer to acquire Red Lobster, including anything relating to the Board's conclusion that the proposed transaction with Golden Gate "maximizes the value of the Red Lobster business and its real estate assets," as stated in the Company's May 16, 2014 investor presentation.